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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITES EXCHANGE ACT OF 1934

For the month of June, 2009

Commission File Number 28980

ROYAL STANDARD MINERALS INC.

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicated by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Royal Standard Minerals Inc. (Registrant)
Date: June 3, 2009
By \S\ Roland M. Larsen President & CEO
SEC1815 (04-07)

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ROYAL STANDARD MINERALS INC.

C.U.S.I.P. # 780919106 LISTED: STANDARD & POORS OTCBB: RYSMF

RSM ANNOUNCES ITS VOLUNTARY DELISTING OF ITS

COMMON SHARES ON THE TSX VENTURE

EXCHANGE AND PLANS TO ACCELERATE ITS

NEVADA GOLD DEVELOPMENT ACTIVITIES

FOR IMMEDIATE RELEASE

HEATHSVILLE, VIRGINIA : MAY 12, 2009. ROYAL STANDARD MINERALS, INC. (the “Company”) (RYSMF.OTCBB) announces that effectively at the close of business on May 8th, 2009, it has voluntarily delisted its common shares from the TSX Venture Exchange (the “Exchange”). This decision came as a result of the Exchange’s inability to approve a prospective time sensitive financing until they completed their review of the Company. They explained that they could not advise the Company as to when their review would be completed. In order for the Company to move forward with its objectives which includes financing specific projects that have been targeted for future development to maintain the viability of the Company, the Company had no alternative other than delisting its common shares from the Exchange. The common shares of the Company trade on the US OTC:BB under the symbol RYSMF where it has been trading since 1996.

The Company’s immediate plans are to pursue financing for the development of the Goldwedge Project in Elko County, Nevada, and to continue the evaluation and permitting of the Fondaway Canyon Project in Churchill County, Nevada. RSM is a natural resource exploration and development company.

For further information about this release contact Rich Kaiser, Investor relations, 800631-8127 and/or Roland Larsen, CEO, Royal Standard Minerals, Inc, 804-580-8107, or visit our website at Royalstandardminerals.com